                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                         (Amendment No.             )*
                                        ------------


                        Emcee Broadcast Products, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   268650108
                               ----------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

4151301                             Page 1

-----------------------
  CUSIP NO. 268650108                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
      94-1681731
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          240,850
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          252,100
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      252,100

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


4151301                             Page 2

-----------------------
  CUSIP NO. 268650108                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America NT&SA
      #94-1678665
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            213,450

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          27,400
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             183,700

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          68,400
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      252,100

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


4151301                             Page 3

-----------------------
  CUSIP NO. 268650108                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BofA Capital Management, Inc.
      #95-4262782
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            27,400

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             29,400

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      29,400

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      .7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


4151301                             Page 4

                                 SCHEDULE 13G

Item 1(a)      Name of Issuer:                   Emcee Broadcast Products  Inc.

      (b)      Address of Issuer's
               Principal Executive Offices:      Susquehanna St. Extension
                                                 P.O. Box 68
                                                 White Haven, PA 18661

Item 2(a)      Names of Person Filing:           BankAmerica Corporation
                                                        ("BAC")
                                                 Bank of America NT&SA
                                                       ("BANTSA")
                                                 BofA Capital Management, Inc.

      (b)      Address of Principal
               Business Offices:                 (For BAC and BANTSA)
                                                 555 California Street
                                                 San Francisco, CA  94104

                                                 (For BCM)
                                                 300 South Grand Avenue
                                                 Suite 2500
                                                 Los Angeles, CA  90071

      (c)      Citizenship:                      BAC is organized under the
                                                 laws of Delaware.  BANTSA is a
                                                 national banking association
                                                 organized under the laws of
                                                 the United States.  BCM is
                                                 organized under the laws of
                                                 Delaware.

      (d)      Title of Class of Securities:     Common Stock

      (e)      CUSIP Number:                     268650108

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a) [_]   Broker or Dealer registered under Section 15 of the Act

               (b) [X]   Bank as defined in section 3(a)(6) of the Act

               (c) [_] Insurance Company as defined in section 3(a)(19) of the Act

               (d) [_] Investment Company registered under section 8 of the Investment Company Act

               (e) [X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

               (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F)

               (g) [X] Parent Holding Company, in accordance with (S)240.13d-1(b)(ii)(G) (Note: See Item 7)

               (h) [_]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

4151301                             Page 5

Item 4         Ownership

               (a)  Amount Beneficially Owned:*
                       BAC                                      252,100
                       BANTSA**                                 252,100
                       BCM                                       29,400

               (b)  Percent of Class:*
                       BAC                                          6.1%
                       BANTSA**                                     6.1%
                       BCM                                           .7%

               (c)  Number of shares as to which such person has:

                    (i)    sole power to vote or direct the vote:*
                              BAC                                     0
                              BANTSA                            213,450
                              BCM                                27,400

                    (ii)   shared power to vote or direct the vote:*
                              BAC                               240,850
                              BANTSA                             27,400
                              BCM                                     0

                    (iii)  sole power to dispose or direct the
                           disposition of:*
                              BAC                                     0
                              BANTSA                            183,700
                              BCM                                29,400

                    (iv)   shared power to dispose or direct the
                           disposition of:*
                              BAC                               252,100
                              BANTSA                             68,400
                              BCM                                     0

Item 5         Ownership of Five Percent or Less of a Class.

               If this statement is being filed to
               report the fact that as of the date
               hereof the reporting person has ceased
               to be the beneficial owner of more
               than five percent of the class of
               securities, check the following [ ].

Item 6         Ownership of More than Five Percent on Behalf
               of Another Person.                               Not Applicable.

*By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships.

**This represents a combined total of beneficial ownership of shares and precentages, respectively, of 29,400 and .7% by Bank of America NW, NA and 232,700 and 5.4% by BANTSA. Bank of America NW, NA merged into BANTSA on January 1, 1997.

4151301                             Page 6

Item 7         Identification and Classification of
               the Subsidiaries Which Acquired
               the Security Being Reported on by
               the Parent Holding Company.

               See Item 2. BAC is a registered bank
               holding company.  BANTSA is a bank as
               as defined in section 3(a)(6) of the Act.
               BCM is an investment adviser registered
               under the Investment Advisers Act of 1940.
               BANTSA is a wholly-owned subsidiary of BAC and BCM is a whollly-owned subsidiary of BANTSA.

Item 8         Identification and Classification
               of Members of the Group.

               See Item 7.


Item 9         Notice of Dissolution of Group.                  Not Applicable.

Item 10        Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

4151301                             Page 7

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            BankAmerica Corporation



Dated:  February 12, 1997                   By  /s/ JOHN J. HIGGINS
                                               --------------------------
                                               John J. Higgins
                                               Executive Vice President

4151301                             Page 8

                                                                       Exhibit A

                         AGREEMENT RE JOINT FILING OF
                                 SCHEDULE 13G


The undersigned hereby agrees as follows:

         (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

         (ii)  Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.



Dated: February 12, 1997                    BANKAMERICA CORPORATION

                                            By:   /s JOHN J. HIGGINS
                                                  -----------------------------
                                                  John J. Higgins

                                            Its:  Executive Vice President


Dated: February 12, 1997                         BANK OF AMERICA NT&SA

                                            By:   /s/ JOHN J. HIGGINS
                                                  -----------------------------
                                                  John J. Higgins

                                            Its:  Group Executive Vice
                                                  President


Dated: February 12, 1997                    BOFA CAPITAL MANGEMENT, INC.

                                            By:   /s/ JUDITH RIDDER
                                                  -----------------------------
                                                  Judith Ridder

                                            Its:  Vice President

*On January 1, 1997 Bank of America NW, NA was merged into Bank of America NT&SA and no longer exists.

4151301                             Page 9

Board of Directors                                    Adopted:  November 1, 1993
BankAmerica Corporation                            Last amended:  August 1, 1994


           GENERAL OPERATING AND BORROWING RESOLUTION (Excerpts from)
           ----------------------------------------------------------


     1. Any two BAC officers listed below under the designation "Group 1" (the "Officers"):

                                    GROUP 1
                                    -------

          the Chairman of the Board
          the Chief Executive Officer
          the President
          any Vice Chairman of the Board
          any Vice Chairman
          the Chief Financial Officer
          the Treasurer
          any Executive Vice President
          any Senior Vice President
          any Vice President
          the Secretary

     2. Any one BAC officer listed above under either the designation GROUP 1 or GROUP 2, or any member of the Legal Department of Bank of America NT&SA holding the title of counsel or a title senior thereto be, and hereby is, authorized to sign registrations, reports, certificates, applications and other writings on behalf of BAC for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed desirable by such officer or attorney in connection with BAC's activities or affairs.


4126526.01

Board of Directors                                              November 4, 1996
Bank of America NT&SA

                  GENERAL OPERATING RESOLUTION (Excerpts from)
                  --------------------------------------------

     The Board of Directors of Bank of America NT&SA ("BofA") authorizes and determines as follows:

     1. Certain officers of BofA ("Authorized Signers") are authorized to act on behalf of BofA as set forth in the attached "Signing Authorities Chart."

     2. For the purposes of this resolution, "OFFICER" refers to a BofA officer holding one of the officer titles listed below, and "OFFICER" refers to any BofA officer. The incumbency of any officer may be certified by the Secretary or any Assistant Secretary. References in this resolution to the ranking of officer titles refers to the ranking shown in the following list of Officers:

          the Chief Executive Officer ("CEO")
          the Chairman of the Board
          the President
          any Vice Chairman of the Board ("VC of the Bd") the Chief Operating Officer ("COO") any Vice Chairman ("VC") the Chief Financial Officer ("CFO") any Group Executive Vice President ("GEVP") any Executive Vice President ("EVP") any Senior Vice President ("SVP") the Cashier the Secretary the Treasurer any Managing Director any Senior Authorized Officer any Vice President ("VP") any Assistant Vice President any Authorized Officer any Senior Trust Officer any Trust Officer any Assistant Secretary any Assistant Cashier

VI.  REGULATORY MATTERS

   Action or Transaction                  Authorized Signer(s)

Execution of any document or             Any one Officer at the
other writings and any                   level of VP or above,
amendments, withdrawals or               or any one attorney in
terminations thereof for                 the Legal or Tax
submission to or filing with             Departments of BofA
any federal, state, local or             holding the officer
foreign regulatory authorities.          title of Counsel or
                                         above.

4126528

Board of Directors                                                March 16, 1990
BofA CAPITAL MANAGEMENT, INC.
(formerly, InterCash Capital Advisors, Inc.)



     RESOLVED, that instruments, documents or agreements relating to or affecting the property or business and affairs of this Corporation may be executed in its name, with or without its corporate seal, by any of the following: the Chairman of the Board, Vice Chairman of the Board, President or any Vice President (including any Executive, Senior or First Vice President).



4126525